Exhibit (d)(11)



                                            CONTACT:  Lori J. Fisher
                                                      314-694-8535
                                                      ljfish@monsanto.com



                                            MONSANTO COMPLETES
                                            ACQUISITION OF CALGENE


              ST. LOUIS, May 21, 1997 - Monsanto Company announced today that it successfully completed its acquisition of Calgene Inc. on Monday,

         May 19, 1997, when the merger of a subsidiary of Monsanto and Calgene became effective.  As a result of the merger, Calgene has become a wholly-owned subsidiary of Monsanto and Calgene shareholders who did not tender their Calgene shares to Monsanto in its tender offer have become entitled to receive $8 per share in cash, the same price paid for Calgene shares in the tender offer.

              In connection with the merger, Calgene terminated the registration of its shares with the Securities and Exchange Commission and delisted the Calgene shares from the Nasdaq National Market.

              Monsanto is a global leader in agricultural biotechnology and in the development and marketing of improved food and fiber crops.

         Monsanto is in the process of creating a new life sciences company that will combine its existing agricultural, food and pharmaceutical businesses and seek to develop new businesses that capture synergies among these fields.



                                       -o0o-

         St. Louis
         052197